SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549


                                  FORM 6-K


                      REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13A-16 OR 15D-16 OF
                    THE SECURITIES EXCHANGE ACT OF 1934


                      Date of Report: October 30, 2002


                             NICE-SYSTEMS LTD.
 ---------------------------------------------------------------------------
              (Translation of Registrant's Name into English)


              8 Hapnina Street, P.O. Box 690, Ra'anana, Israel
 --------------------------------------------------------------------------
                  (Address of Principal Executive Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

         Form 20-F    X       Form 40-F  ___
                    -----

Indicate by check mark, whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes  ____  No    X
                        -----

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A
                                                   --




THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO
NICE-SYSTEMS LTD.'S ("NICE") REGISTRATION STATEMENTS ON FORM F-3
(REGISTRATION STATEMENT NOS. 333-12350 AND 333-12996) AND NICE'S
REGISTRATION STATEMENTS ON FORM S-8 (REGISTRATION STATEMENT NOS. 333-6784, 333-8146, 333-9350, 333-11842, 333-7414, 333-9352, 333-11154 AND
333-13686), AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS SUBMITTED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS
SUBSEQUENTLY FILED OR FURNISHED.


                                  CONTENTS

         This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:


         1. Press release, dated October 30, 2002, announcing NICE's results for the third quarter of 2002 (attached hereto as Exhibit 1).



                                 SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                          NICE-SYSTEMS LTD.


                                          By:  /s/ Daphna Kedmi
                                               ----------------------------
                                               Name:  Daphna Kedmi
                                               Title: Corporate Vice President
                                                      General Counsel





Dated:   October 30, 2002

                                                                  EXHIBIT 1


NICE SYSTEMS REPORTS PROFITABLE THIRD QUARTER 2002

Highlights:

Revenues increase 14% year-over-year and 1% sequentially
Gross margin improves to 49.1% from 47.7% in Q2
Diluted EPS of $0.03 versus breakeven in Q2

Ra'anana, Israel, October 30, 2002 -- NICE Systems (NASDAQ: NICE), a worldwide leader of multimedia recording solutions, applications and related professional services for business interaction management, today announced unaudited results for the quarter and nine months ending September 30, 2002.

Revenue for the third quarter of 2002 was $38.5 million compared with $33.8 million for the third quarter of 2001 and $38.2 million for the second quarter of 2002. Product revenue increased slightly to $30.6 million compared with $30.1 million in the third quarter of last year and decreased from $32.8 million in the second quarter of 2002. Services revenue, which includes professional services and maintenance revenues, was $7.9 million in the quarter, more than double the $3.7 million in the year earlier period and up 45% from $5.4 million in the second quarter of 2002, reflecting both higher professional services and growth in maintenance revenue.

On a GAAP basis, the Company reported a net profit of $425,000, or $0.03 per fully diluted share, compared with a net loss of $4.1 million, or $0.32 per share, in the third quarter of 2001 and a net profit of $52,000 and breakeven EPS in the second quarter of 2002.

Net cash and equivalents, including long term deposits, totaled $90.2 million at the end of the third quarter of 2002. Accounts receivable days sales outstanding declined to 96 from 100 at the end of June 2002.

Commenting on the results, Haim Shani, President and CEO of NICE, said, "Both core businesses continued to execute well this quarter. In the CEM division, we had several large deals with a a high proportion of professional services. We continue to gain market share, and we believe our emphasis on providing a full solution which includes products and professional services is a factor in our success. In addition, we are gaining momentum in our digital video business with important wins in several vertical markets. Our NiceVision(R) Harmony product has been selling extremely well and had a positive effect on our mix this quarter."

"Despite a challenging economic environment, product revenue is up 20% and service revenue is up 72% for the first nine months", continued Shani. "We are reiterating our prior guidance for the fourth quarter. We expect revenue to be approximately $40 million with EPS of about $0.10, excluding the impact of the Thales Contact Solutions acquisition and any special charges."

Commenting on the acquisition, Shani said, "We expect to close the TCS acquisition very shortly and plan to accomplish the integration as rapidly as possible. We continue to expect the acquisition to be accretive for 2003 as a whole."

NICE will host a conference call to discuss these topics today at 8:30 a.m. EST (15:30 Israel). The call will be broadcast live on the internet via NICE's website at www.nice.com. A telephone replay will be available for up to 72 hours after the call. The replay information will also be available on NICE's website.



About NICE

NICE Systems (NASDAQ: NICE) headquartered in Ra'anana, Israel, is a worldwide leader of multimedia digital recording solutions, applications and related professional services for business interaction management. NICE products and solutions are used in contact centers, trading floors, air traffic control (ATC) sites, CCTV (closed circuit television) security installations and government markets. NICE's synergistic technology platform enables customers to capture, evaluate and analyze business interactions in order to improve business processes and gain competitive advantage. NICE's subsidiaries and local offices are based in the United States, Germany, United Kingdom, France and Hong Kong. The company operates in more than 100 countries through a network of partners and distributors.

NICE's worldwide clients include: ABN Amro, Bank of England, Boston Communications, Compaq Computer Corporation, Deutsche Bank, Dresdner Bank, Emeraude Group, US Federal Aviation Administration, Hong Kong Airport, Japan Ministry of Transport, MicroAge Teleservices, NAV Canada, Nokia, SNT Group, Software Spectrum and Sydney Airport. (NICE Web Site: www.nice.com)


Trademark note: 3600 View, Agent@home, Executive Connect, Executive Insight*, Experience Your Customer, Lasting Loyalty, Listen Learn Lead, MEGACORDER, MyUniverse, NICE (and design), NiceAdvantage, NICE Analyzer, NiceCall, NiceCLS, NiceCMS, NICE Feedback, NiceFix, NiceGuard, NICE Learning, NICE Link, NiceLog, ScreenSense, NiceScreen, NiceSoft, NICE Storage Center, NiceTrack, NiceUniverse, NiceUniverse LIVE, NiceVision, NiceVision Mobile, NiceVision Pro, NiceVision Virtual, NiceWatch, Secure Your Vision and other product names and services mentioned herein are trademarks and registered trademarks of NICE Systems Ltd. All other registered and unregistered trademarks are the property of their respective owners.

*Only in Australia


Investors
Rachela Kassif                      NICE Systems               972-9-775-3899
investor.relations@nice.com                                    877-685-6552
Claudia Gatlin                      CMG International          973-316-9409
Claudia@cmginternational.us


This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such statements are based on the current expectations of the management of NICE Systems Ltd. (the Company) only, and are subject to a number of risk factors and uncertainties, including but not limited to changes in technology and market requirements, decline in demand for the Company's products, inability to timely develop and introduce new technologies, products and applications, difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel, loss of market share, pressure on pricing resulting from competition, and inability to maintain certain marketing and distribution arrangements, which could cause the actual results or performance of the Company to differ materially from those described therein. We undertake no obligation to update these forward-looking statements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission.

                                    ###


NICE SYSTEMS LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands (except per share amounts)

                                                     Three months ended         Nine months ended
                                                        September 30,              September 30,
                                                  -------------------------- ---------------------------
                                                     2001          2002          2001          2002
                                                   Unaudited    Unaudited     Unaudited     Unaudited
                                                  ------------ ------------- ------------- -------------

Revenue
   Product                                         $30,092      $30,648       $ 78,815      $ 94,591
   Services                                          3,716        7,891         10,594        18,232
                                                  ----------   ----------    -----------   -----------
Total revenue                                       33,808       38,539         89,409       112,823

Cost of revenue
   Product                                          13,287       12,954         39,974        41,399
   Services                                          4,977        6,663         14,428        18,011
                                                  ----------   ----------    -----------    ----------
Total cost of revenue                               18,264       19,617         54,402        59,410
                                                  ----------   ----------    -----------    ----------

Gross Profit                                        15,544       18,922         35,007        53,413

Operating Expenses:
   Research and development, net                     4,597        3,922         14,751        12,390
   Selling and marketing                             8,596        9,534         25,747        27,805
   General and administrative                        6,583        6,008         21,150        16,760
   Amortization of acquired intangibles                812            -          2,600             -
   Restructuring cost                                    -            -         14,554             -
                                                  ---------    ---------      -----------   ---------
Total operating expenses                            20,588       19,464         78,802        56,955
                                                  ---------    ---------      -----------   ---------

Operating loss                                      (5,044)        (542)       (43,795)       (3,542)

Financial income, net                                1,187          972          3,347         3,307
Other income (expense), net                           (276)          20           (366)         (283)
                                                  ----------   ---------      ----------    ---------

Income (loss) before taxes on income                (4,133)         450        (40,814)         (518)
Taxes on income                                          9           25             52           195
                                                  ----------   ---------      ----------    ----------

Net income (loss)                                  $(4,142)     $   425       $(40,866)     $    (713)
                                                  ==========   =========      ==========    ===========

Basic income (loss) per share                      $ (0.32)     $  0.03       $  (3.14)     $   (0.05)
                                                  ==========    =========     ==========    ===========
Diluted income (loss) per share                    $ (0.32)     $  0.03       $  (3.14)     $   (0.05)
                                                  ==========    =========     ==========    ===========

Weighted average number of shares outstanding used to compute:

Basic income (loss) per share                       13,042       13,464         12,997         13,395
Diluted income (loss) per share                     13,042       13,464         12,997         13,395



NICE SYSTEMS LTD. AND SUBSIDIARIES
FOR COMPARATIVE PURPOSES
NET INCOME (LOSS) AND INCOME (LOSS) PER SHARE EXCLUDING RESTRUCTURING COST
AND AMORTIZATION OF ACQUIRED INTANGIBLES
U.S. dollars in thousands (except per share amounts)


                                                     Three months ended                  Nine months ended
                                                        September 30,                      September 30,
                                                -------------------------------    -------------------------------
                                                     2001            2002               2001            2002
                                                  Unaudited       Unaudited          Unaudited       Unaudited
                                                --------------- ---------------    --------------- ---------------

Net income (loss)                                $(3,330)        $    425           $(23,712)       $       (713)
                                                =============== ===============    =============== ===============

Basic income (loss) per share                    $ (0.26)        $   0.03           $  (1.82)       $      (0.05)
                                                =============== ===============    =============== ===============
Diluted income (loss) per share                  $ (0.26)        $   0.03           $  (1.82)       $      (0.05)
                                                =============== ===============    =============== ===============

Weighted average number of shares outstanding used to compute:

Basic income (loss) per share                     13,042           13,464             12,997              13,395
Diluted income (loss) per share                   13,042           13,464             12,997              13,395




NICE SYSTEMS LTD. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

                                                                   December 31,          September 30,
                                                                       2001                   2002
                                                                 ------------------    -------------------
                                                                      Audited              Unaudited

    ASSETS

CURRENT ASSETS:
    Cash and cash equivalents                                     $  25,256            $    35,704
    Short-term deposits                                                 311                    720
    Marketable securities                                            29,270                 32,163
    Trade and unbilled receivables                                   35,009                 40,229
    Other receivables and prepaid expenses                            5,465                  9,074
    Inventory                                                        11,057                  7,507
                                                                 ----------            -------------
    Total current assets                                            106,368                125,397

LONG-TERM INVESTMENTS:
    Long-term marketable securities                                  34,176                 21,819
    Other long-term investments                                       7,257                  7,344
                                                                 ------------          -------------
    Total long-term investments                                      41,433                 29,163

FIXED ASSETS, NET                                                    22,111                 18,284

OTHER ASSETS, NET                                                    40,100                 40,560
                                                                 ------------          -------------

TOTAL ASSETS                                                      $ 210,012            $   213,404
                                                                 ============          =============


    LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
    Short-term bank credit                                        $       -                    193
    Trade payables                                                   11,123                 10,152
    Accrued expenses and other liabilities                           25,314                 28,793
                                                                  -----------          --------------

    Total current liabilities                                        36,437                 39,138

LONG-TERM LIABILITIES                                                 6,557                  6,160

SHAREHOLDERS' EQUITY                                                167,018                168,106
                                                                  ----------           -------------

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                        $ 210,012            $   213,404
                                                                  ==========           =============

